SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29.300.006.939
A Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JANUARY 26, 2023

1.               DATE, TIME, AND PLACE: On January 26, 2023, at 2 pm, at the offices of BRASKEM S.A. ("Braskem" or "Company"), located at Rua Lemos Monteiro, 120, 22nd floor, in the city of São Paulo, state of São Paulo, CEP 05501-050.

2.               CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Extraordinary Meeting called pursuant to the Bylaws of BRASKEM S.A. (“Braskem” or “Company”), with the attendance of all Board Members indicated below, whereby José Mauro M. Carneiro da Cunha and Charles Lenzi participated by teams. Board Member Roberto Bischoff participated as Chief Executive Officer. Vice-President Pedro Freitas, Vice-President Cristiana Lapa Wanderley Sarcedo and Mrs. Lilian Porto Bruno, Mrs. Clarisse Mello Machado Schlieckmann, Mrs. Naiara Assad and Mrs. Larissa Varella also were attending. The Chairman of the Board of Directors presided over the meeting, and Ms. Lilian Porto Bruno acted as secretary.

3.               AGENDA, RESOLUTIONS AND SUBJECTS FOR ACKNOWLEDGEMENT OR OF INTEREST TO THE COMPANY:

3.1.          SUBJECT FOR RESOLUTION: After due analysis of the subject submitted for resolution, which was previously forwarded to the Board Members and shall remain duly filed at the Company’s Governance Portal, the following resolutions was unanimously taken by the Board Members:

a)	PD.CA/BAK-02/2023 - Limits for Contracting Loans or Financing by the Company's Executive Board: After a presentation made by Ms. Marina Dalben, and after the previous analysis by the Finance and Investment Committee ("CFI"), which issued an opinion favorably to its approval, PD.CA/BAK-02/2023 was approved, in the sense of (i) approving, for fiscal year 2023 and until the first regular meeting of the Board of Directors that takes place in fiscal year 2024, the limit for the Board of Directors to contract loans, leasing, financing or capital market operations (including but not limited to the contracting of derivatives, foreign exchange contracts, advances on foreign exchange contracts, bank guarantees, discount of receivables and letters of credit), in the country or abroad, without the need for specific approval from the Board of Directors for each operation, whenever the applicable legislation or regulation does not require approval from the Board or from the General Assembly, in the amounts per operation of up to US$ 250 million for operations denominated in foreign currency and up to R$ 1.0 billion for operations denominated in Reais, always observing, when the respective contract is signed, the Company's gross debt limit of US$ 8.4 billion, excluding the financing of Braskem Idesa, as indicated in its last financial statement or quarterly information (ITR) disclosed to the market; and (ii) establish that the loans, financings or capital market operations contracted in fiscal year 2023 and until the first Ordinary Meeting of the Board of Directors that takes place in fiscal year 2024, with amounts, per operation, that exceed US$ 40 million for operations denominated in foreign currency and R$ 160 million for operations denominated in Reais, must be periodically reported to the CFI, including the main characteristics of such operations; and

BRASKEM S.A.
National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29.300.006.939
A Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JANUARY 26, 2023

b)	Appointment of a current Alternate Member of the Board of Directors to replace one (1) effective member of the Board of Directors, as indicated by the shareholders Novonor S.A. - In Judicial Reorganization and NSP Investimentos S.A. - In Judicial Reorganization, to complete the term of office until the Annual General Meeting that will resolve on the Financial Statements for the fiscal year ending on December 31, 2023: In view of the resignation submitted by Director Roberto Lopes Pontes Simões, on November 25, 2022, from the position of Effective Member of the Board of Directors, effective as of January 1, 2023, the Board of Directors approved, under the terms of article 23 of the Company's Bylaws, the appointment of Mr. André Amaro da Silveira, Brazilian, engineer, bearer of identity card RG nº 1.238. 071, enrolled in the CPF/ME under nº. 520.609.346-72, current alternate member of the Chairman of the Board of Directors, to replace the resigning member as an effective member of Braskem's Board of Directors to complete the term of office in progress, which will end at the Annual General Meeting that will resolve on the Financial Statements for the fiscal year ending on December 31, 2023. The Board Member elected herein will take office on this date, upon signing the respective term of office, having declared, for the purposes of art. 37, item II, of Law n° 8,934, of 11/18/94, with wording given by Law n° 10,194, of 02/14/01, according to the provisions of paragraph 1 of art. 147, of Law n° 6,404, of 12/15/76, that he is not prevented by special law or convicted of any crime of prevarication, bribery, graft, embezzlement, against the popular economy, the public faith or property, or of any criminal penalty that prohibits, even temporarily, his access to public positions, having also presented, in compliance with the provisions of CVM Resolutions nº 44 and 80, written statements in accordance with the terms of said Instructions, which were filed at the Company's headquarters. As a result of the appointment approved above, the Board of Directors will have the following composition:

EFFECTIVES	ALTERNATES
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA Chairman	-

EDUARDO BACELLAR LEAL FERREIRA Vice-Chairman	RODRIGO TIRADENTES MONTECCHIARI
JOSÉ LUIS BRINGEL VIDAL	DANIEL PEREIRA DE ALBUQUERQUE ENNES
GESNER JOSÉ DE OLIVEIRA FILHO	-
JOÃO PINHEIRO NOGUEIRA BATISTA	-
ANDRÉ AMARO DA SILVEIRA	-
JULIANA SÁ VIEIRA BAIARDI	LAURA MANIERO GADELHO
HECTOR NUÑEZ	GUILHERME SIMÕES DE ABREU
ROBERTO FALDINI	-
CHARLES LENZI	MARCO ANTÔNIO ZACARIAS
MARCELO KLUJSZA	LINEU FACHIN LEONARDO

BRASKEM S.A.
National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29.300.006.939
A Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JANUARY 26, 2023

3.2.          Subjects for Acknowledgement: Nothing to record.

3.3.          Subjects of Interest to the Company: Nothing to record.

4.               ADJOURNMENT: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, and, after being read, discussed, and found to be in order, were signed by all Board Members in attendance at the meeting, by the Chairman and by the Secretary of the Meeting.

São Paulo/SP, January 26, 2023.

José Mauro M Carneiro da Cunha Chairman	Lilian Porto Bruno Secretary
Eduardo Bacellar Leal Ferreira	Charles Lenzi
Gesner José de Oliveira Filho	Héctor Nuñez
João Pinheiro Nogueira Batista	José Luis Bringel Vidal
Juliana Sá Vieira Baiardi	Marcelo Klujsza
Roberto Faldini

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.